02067898

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2001**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from .... to..

Commission file number: **000-24561**

Resource BANKSHRES CORP

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: RESOURCE BANK STOCK AND 401(k) SAVINGS PLAN (the "Plan").

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Resource Bankshares Corporation. – 3720 Virginia Beach Boulevard, Virginia Beach, Virginia 23452

Required Information

The following financial statements and schedules included with this Form 11-K have been prepared in accordance with the financial reporting requirements of ERISA:

1. Statements of Net Assets Available For Benefits as of December 31, 2001 and 2000.

2. Statements of Changes in Net Assets Available For Benefits for the years ended December 31, 2001 and 2000.

3. Notes to Financial Statements.

4. Supplemental Schedules.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Resource Bank Stock and 401(k) Savings Plan
(Name of Plan)

Date December 26, 2002

(Signature) Nicole McDermott, Vice President
Security Trust Company
(Plan Trustee)

#580261

CONSENT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
Resource Bankshares Corporation

We hereby consent to the incorporation by reference in this Registration Statement on Form 11-K of Resource Bankshares Corporation of our report dated September 25, 2002, relating to the statements of net assets available for benefits of Resource Bank Stock and 401(k) Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits and supplemental schedule for the year ended December 31, 2001.

Goodman + Company, LLP

Norfolk, Virginia
December 26, 2002

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
December 31, 2001 and 2000

RESOURCE BANK STOCK AND 401(k) SAVINGS PLAN

Goodman & Company
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RESOURCE BANK STOCK AND 401(k)
SAVINGS PLAN

INDEX

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REPORT OF INDEPENDENT AUDITORS

Plan Administrator
Resource Bank Stock and 401(k) Savings Plan

We were engaged to audit the financial statements and supplemental schedule of ***Resource Bank Stock and 401(k) Savings Plan*** as of December 31, 2001, and for the year then ended, as listed in the accompanying index. These financial statements and supplemental schedule are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 3, which was certified by Security Trust Company, the custodian of the Plan, except for comparing such information with the related information included in the financial statements and supplemental schedule. We have been informed by the plan administrator that the custodian holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the custodian as of and for the year ended December 31, 2001, that the information provided to the plan administrator by the custodian is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and schedule taken as a whole. The form and content of the information included in the financial statements and schedule, other than that derived from the information certified by the custodian, have been audited by us in accordance with auditing standards generally accepted in the United States of America and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

We have audited the statement of net assets available for benefits of ***Resource Bank Stock and 401(k) Savings Plan*** as of December 31, 2000, and in our report dated October 3, 2001, we expressed our opinion that such financial statement presents fairly, in all material respects, the financial status of ***Resource Bank Stock and 401(k) Savings Plan*** as of December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Norfolk, Virginia
September 25, 2002

Goodman & Company

One Commercial Place, Suite 800, Norfolk, VA 23510-2119
ph: 757.624.5100 fax: 757.624.5233 www.goodmanco.com
A Member of Associates, Inc.
Members American Institute of Certified Public Accountants

RESOURCE BANK STOCK AND 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2001	2000
Assets		
Investments	$ **4,661,930**	$ 2,882,989
Receivables		
Participant contributions	**21,850**	34,403
Employer contribution	**8,804**	5,832
Accrued interest	**5,585**	-
	36,239	40,235
Total assets	**4,698,169**	2,923,224
Liabilities		
Excess contributions payable	**-**	2,767
Net assets available for benefits	$ **4,698,169**	$ 2,920,457

The accompanying notes are an integral part of these financial statements.

RESOURCE BANK STOCK AND 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2001

Additions to net assets attributed to	
Investment income	
Net appreciation in fair value of investments	$ 834,150
Interest and dividends	748
	834,898
Contributions	
Participants	935,972
Employer	369,866
Rollovers	61,031
	1,366,869
Total additions	**2,201,767**
Deductions from net assets attributed to	
Benefits paid to participants	**406,759**
Administrative expenses	**17,296**
Total deductions	**424,055**
Net change	**1,777,712**
Net assets available for benefits	
Beginning of year	**2,920,457**
End of year	**$ 4,698,169**

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of the Resource Bank Stock and 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Resource Bank (the "Company"). It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions

Each year, participants may contribute up to 15 percent of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company matches 50 percent of the first 6 percent of the participant's deferral. Additional Company contributions may be made as determined by the Board of Directors. Company contributions are invested in Company stock. Contributions are subject to certain limitations.

Participants Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) plan earnings, and charged with an allocation of administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in Company's contribution portion of their accounts is based on years of credited service as defined by the Plan. A participant is 100 percent vested after two years of credited service.

Participants Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-5 years or up to 25 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably over the life of the loan through payroll deductions.

Forfeited Accounts

At December 31, 2001 forfeited nonvested accounts totaled $47,868. These amounts will be allocated to participants based on compensation. Participants must be employed on the last day of the plan year to share in the allocation of forfeited amounts.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive a lump sum amount equal to the value of the participant's vested interest in his or her account, or annual installment payments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments except participant loans are stated at fair value determined primarily by quoted market prices. Participant loans are stated at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3. Information Certified by the Custodian

The plan administrator has elected the method of compliance as permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. Accordingly, as permitted under such election, the plan administrator instructed the Plan's independent auditors not to perform any auditing procedures with respect to the following information certified by Security Trust Company, the custodian of the Plan, as complete and accurate, except for comparing such information certified by the custodian to information included in the Plan's financial statements and supplemental schedule. The Plan's financial information which was certified by Security Trust Company includes plan investments as of December 31, 2001 and Plan income for the year then ended as follows:

Plan investments:	
Investments held by Security Trust Company	**$ 4,584,491**
Investment held by other custodian	**77,439**
Total investments	**$ 4,661,930**
Plan investment income:	
Income reported by Security Trust Company	**$ 573,504**
Income reported by other custodian	**261,394**
Total investment income	**$ 834,898**

The Plan assets were transferred to Security Trust Company during 2001.

4. Investments

The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2001 and 2000:

	2001	2000
ScudderKemper Investments		
Technology - A	**$ 143,633**	$ 203,335
Total Return - A	**235,515**	287,756
Blue Chip - A	**346,514**	266,513
Aggressive Growth – A	**282,570**	266,979
Janus Advisor Capital Appreciation	**393,321**	323,425
Resource Bank common stock	**2,812,404**	1,253,632

During 2001, the Plan's investments (including gains and losses in investments bought and sold, as well as held during the year) appreciated in value by $834,150 as follows:

Mutual funds	$ (291,434)
Common stock	1,125,584
	$ 834,150

5. Party-In-Interest

The Plan's investments contain shares of stock in Resource Bank, the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. Fair market value of the Plan's assets are based on quotes from an active market.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

7. Tax Status

The Internal Revenue Service has determined and informed the prototype plan sponsor that the prototype plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the prototype plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8. Risk and Uncertainties

The Plan's assets are invested in various financial instruments, including mutual funds investing in stocks, bonds and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and amounts reported in the financial statements.

* * * * *

RESOURCE BANK STOCK AND 401(k) SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

SCHEDULE H, LINE 4i

EIN 54-1414459 PLAN 001

December 31, 2001

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
	Security Trust Co.	35,676 shares of Cash Reserves - A	$ 76,072
	PaineWebber	4,747 shares of Retirement Money Fund	4,747
	Scudder Kemper	17,651 shares of U.S. Government - A	151,801
	Scudder Kemper	25,881 shares of Total Return - A	235,515
	Scudder Kemper	28,681 shares of S&P 500 Stock - A	205,640
	Scudder Kemper	21,337 shares of Blue Chip - A	346,514
	Janus	18,457 shares of Janus Advisor Capital Appreciation	393,321
	Scudder Kemper	19,941 shares of Aggressive Growth - A	282,570
	Scudder Kemper	11,735 shares of Technology - A	143,633
*	Resource Bank	154,624 shares of common stock	2,812,404
*	Participant loans	Collateralized by participant accounts, maturing through 2006	9,713
			$ 4,661,930

* - Identified as party-in-interest

See report of independent auditors.